Mail Stop 4561

August 5, 2009

Robert H.B. Baldwin, Jr.
President and Chief Financial Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ 08542

       **Re:**    **Heartland Payment Systems, Inc.**
              **Amendment No. 3 to Form 10-K for the Fiscal Year Ended**
              **December 31, 2008**
              **Filed July 10, 2009**
              **File No. 001-32594**

Dear Mr. Baldwin:

      We have reviewed your response letter dated July 10, 2009 in connection with the above-referenced filings and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 2, 2009.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis

Determining Executive Compensation

Annual Performance-Based Compensation, page 4

1.      We note that in response to prior comment 1 you have provided additional disclosure regarding the performance measures generally taken into account in determining annual performance-based bonuses for your named executive

officers.  In your response letter and in future filings, to the extent material to your executive compensation policies and decision-making processes, please explain more clearly the performance measures considered in determining bonuses for Messrs. Kallenbach and Sheridan, and how their annual bonuses are structured to reflect performance with respect to these measures.  In this regard, we note that the chart on page 5 indicates that "Expenses, transaction and litigation outcomes" relating to your legal budget are considered for Mr. Kallenbach, and that "Repricing of merchant accounts and managing card processing results" relating to your "Merchant portfolios" budget are considered for Mr. Sheridan.  It is not clear from your disclosure the precise nature of the performance measures taken into account for each of these named executive officers, and how actual performance against such measures factors into the determination of the bonus amounts awarded.

2. You disclose that your compensation committee determined to pay annual cash bonuses for 2008 at 100% of targeted levels to each eligible named executive officer, notwithstanding that the company did not meet certain performance measures, such as operating income and net income, generally used to determine annual cash bonuses for your named executive officers.  Accordingly, it appears that the compensation committee exercised its discretion to pay bonuses in excess of the amounts earned by meeting the relevant performance measure.  In this regard, please tell us what consideration you gave to presenting such excess amounts in the "Bonus" column of your summary compensation table.  Please see Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or if further assistance is required, Mark Shuman, Legal Branch Chief, at (202) 551-3462.  If you need further assistance, you may contact me at (202) 551-3499.

                Sincerely,


                Kathleen Collins
                Accounting Branch Chief